

東方有色集團有限公司
ONFEM HOLDINGS LIMITED



02002819



JAN 15 2002

26th November, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

U.S. POST OFFICE
DELAYED

SUPPL

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of the announcement dated 23rd November, 2001 of the Company.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

Eva Siu
Encl.

dw 1/31

香港九龍尖沙咀漆咸道南79號中國五礦大廈11樓 電話：2613 6363 傳真：2581 9823
11/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823




JAN 15 2002

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

CONNECTED TRANSACTIONS

Summary

The Directors of ONFEM Holdings Limited (the "**Company**", together with its subsidiaries, the "**Group**") announce that on 23rd November, 2001, Oriental Goldbeam Shipping Inc. ("**OGSI**") entered into two sale and purchase agreements (the "**Agreements**") respectively with Best Pearl Development Limited ("**Best Pearl**") and Bright Circle Limited ("**Bright Circle**"), both being the wholly-owned subsidiaries of the Company, for the sale and purchase of two residential properties in Hong Kong (individually, a "**Property**" and collectively, the "**Properties**").

China Nonferrous Metals Group (Hong Kong) Limited ("**CNMG(HK)**") has an attributable interests of approximately 53.87% in the existing issued share capital of the Company. OGSI is a fellow subsidiary of CNMG(HK) and is therefore an associate (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**")) of CNMG(HK). Accordingly, OGSI is a connected person of the Company. Pursuant to Rule 14.25(1) of the Listing Rules, the transactions contemplated under the Agreements constitute connected transactions for the Company. The Consideration (as defined below) represents less than 3% of the book value of the consolidated net tangible assets of the Company as disclosed in its published accounts for the six months ended 30th June, 2001. In accordance with the Listing Rules, details of the Agreements will be published in the next annual report and accounts of the Company.

Date of the Agreements

23rd November, 2001

Parties

1. As regards the Property located at Unit 611, 6th Floor of Block N of Kornhill, Nos. 14-16 Hong On Street, Quarry Bay, Hong Kong ("**Apartment A**")

   Purchaser: Best Pearl, a wholly-owned subsidiary of the Company

   Vendor: OGSI

2. As regards the Property located at Unit 6, 8th Floor of Block 2 of Heng Fa Chuen, No. 100 Shing Tai Road, Chai Wan, Hong Kong ("**Apartment B**")

   Purchaser: Bright Circle, a wholly-owned subsidiary of the Company

   Vendor: OGSI

Particulars of the Agreements

Pursuant to the Agreements, OGSI has agreed to sell and Best Pearl and Bright Circle have agreed to purchase Apartment A and Apartment B respectively. The consideration for Apartment A and Apartment B is HK$2,000,000 and HK$1,900,000 respectively (the "**Consideration**") which is exactly equivalent to the fair market value ascertained in the valuation report in respect of Apartment A and Apartment B as at 20th November 2001 prepared by Dudley Surveyors Limited, an independent professional valuer appointed by the Group. The Consideration shall be paid in full to the Vendor in cash upon completion of the Agreements.

Pursuant to the terms of the Agreements, the completion of the Agreements took place on 23rd November 2001.

Information of the Properties

The gross floor areas of Apartment A and Apartment B are 582 square feet and 556 square feet respectively.

Vacant possession of the Properties will be delivered by OGSI upon completion of the Agreements.

Funding

The Consideration will be funded by internal resources of the Group.

Reason for entering into the Agreements

The Group is principally engaged in property development and investment. The Directors intend to hold the Properties as long-term investment and will offer the Properties for lease. The entering into of the Agreements will be beneficial to the Group in terms of cash flow by virtue of the fact that the Properties will generate stable rental income to the Group.

The terms of the Agreements and the Consideration had been reached after arm's length negotiations between the parties thereto and the Directors (including the independent non-executive Directors) of the Company considered that the terms of the Agreements are fair and reasonable so far as the Company and its shareholders are concerned.

Connection between the Parties

CNMG(HK) has an attributable interests of approximately 53.87% in the existing issued share capital of the Company. OGSI is a fellow subsidiary of CNMG(HK) and is therefore an associate (as defined in the Listing Rules) of CNMG(HK). Accordingly, OGSI is a connected person of the Company.

Connected Transactions

Pursuant to Rule 14.25(1) of the Listing Rules, the transactions contemplated under the Agreements constitute connected transactions for the Company. The Consideration represents less than 3% of the book value of the consolidated net tangible assets of the Company as disclosed in its published accounts for the six months ended 30th June, 2001. In accordance with the Listing Rules, details of the Agreements will be published in the next annual report and accounts of the Company.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 23rd November, 2001



ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

CONNECTED TRANSACTIONS

Summary

The Directors of ONFEM Holdings Limited (the "**Company**", together with its subsidiaries, the "**Group**") announce that on 23rd November, 2001, Oriental Goldbeam Shipping Inc. ("**OGSI**") entered into two sale and purchase agreements (the "**Agreements**") respectively with Best Pearl Development Limited ("**Best Pearl**") and Bright Circle Limited ("**Bright Circle**"), both being the wholly-owned subsidiaries of the Company, for the sale and purchase of two residential properties in Hong Kong (individually, a "**Property**" and collectively, the "**Properties**").

China Nonferrous Metals Group (Hong Kong) Limited ("**CNMG(HK)**") has an attributable interests of approximately 53.87% in the existing issued share capital of the Company. OGSI is a fellow subsidiary of CNMG(HK) and is therefore an associate (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**")) of CNMG(HK). Accordingly, OGSI is a connected person of the Company. Pursuant to Rule 14.25(1) of the Listing Rules, the transactions contemplated under the Agreements constitute connected transactions for the Company. The Consideration (as defined below) represents less than 3% of the book value of the consolidated net tangible assets of the Company as disclosed in its published accounts for the six months ended 30th June, 2001. In accordance with the Listing Rules, details of the Agreements will be published in the next annual report and accounts of the Company.

Date of the Agreements

23rd November, 2001

Parties

1. As regards the Property located at Unit 611, 6th Floor of Block N of Kornhill, Nos. 14-16 Hong On Street, Quarry Bay, Hong Kong ("**Apartment A**")

   Purchaser: Best Pearl, a wholly-owned subsidiary of the Company

   Vendor: OGSI

2. As regards the Property located at Unit 6, 8th Floor of Block 2 of Heng Fa Chuen, No. 100 Shing Tai Road, Chai Wan, Hong Kong ("**Apartment B**")

   Purchaser: Bright Circle, a wholly-owned subsidiary of the Company

   Vendor: OGSI

Particulars of the Agreements

Pursuant to the Agreements, OGSI has agreed to sell and Best Pearl and Bright Circle have agreed to purchase Apartment A and Apartment B respectively. The consideration for Apartment A and Apartment B is HK$2,000,000 and HK$1,900,000 respectively (the "**Consideration**") which is exactly equivalent to the fair market value ascertained in the valuation report in respect of Apartment A and Apartment B as at 20th November 2001 prepared by Dudley Surveyors Limited, an independent professional valuer appointed by the Group. The Consideration shall be paid in full to the Vendor in cash upon completion of the Agreements.

Pursuant to the terms of the Agreements, the completion of the Agreements took place on 23rd November 2001.

Information of the Properties

The gross floor areas of Apartment A and Apartment B are 582 square feet and 556 square feet respectively.

Vacant possession of the Properties will be delivered by OGSI upon completion of the Agreements.

Funding

The Consideration will be funded by internal resources of the Group.

Reason for entering into the Agreements

The Group is principally engaged in property development and investment. The Directors intend to hold the Properties as long-term investment and will offer the Properties for lease. The entering into of the Agreements will be beneficial to the Group in terms of cash flow by virtue of the fact that the Properties will generate stable rental income to the Group.

The terms of the Agreements and the Consideration had been reached after arm's length negotiations between the parties thereto and the Directors (including the independent non-executive Directors) of the Company considered that the terms of the Agreements are fair and reasonable so far as the Company and its shareholders are concerned.

Connection between the Parties

CNMG(HK) has an attributable interests of approximately 53.87% in the existing issued share capital of the Company. OGSI is a fellow subsidiary of CNMG(HK) and is therefore an associate (as defined in the Listing Rules) of CNMG(HK). Accordingly, OGSI is a connected person of the Company.

Connected Transactions

Pursuant to Rule 14.25(1) of the Listing Rules, the transactions contemplated under the Agreements constitute connected transactions for the Company. The Consideration represents less than 3% of the book value of the consolidated net tangible assets of the Company as disclosed in its published accounts for the six months ended 30th June, 2001. In accordance with the Listing Rules, details of the Agreements will be published in the next annual report and accounts of the Company.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 23rd November, 2001


JAN 15 2002
359



ONFEM HOLDINGS LIMITED
(東方有色集團有限公司)

(於百慕達註冊成立之有限公司)

關連交易

摘要

東方有色集團有限公司(「**本公司**」連同其附屬公司統稱「**本集團**」)之董事會宣佈，Oriental Goldbeam Shipping Inc.(「**OGSI**」)分別與慧珠發展有限公司(「**慧珠**」)及輝中有限公司(「**輝中**」)(其均為本公司之全資附屬公司)於二零零一年十一月二十三日簽訂兩項買賣協議(「**該等協議**」)，內容乃有關買賣兩個位於香港之住宅物業(個別簡稱(「**物業**」)及統稱「**該等物業**」)。

中國有色金屬(香港)集團有限公司(「**CNMG(HK)**」)擁有本公司現有已發行股本約53.87%之權益。OGSI是CNMG(HK)之同系附屬公司，所以亦為CNMG(HK)之聯繫人士(定義見香港聯合交易所有限公司證券上市規則(「**上市規則**」))。故此，OGSI是本公司之關連人士。根據上市規則第14.25(1)條，進行該等協議項下之交易構成本公司之關連交易。代價(定義見下文)少於本公司公佈之截至二零零一年六月三十日止帳目內本公司綜合有形資產帳面淨值之3%。根據上市規則，有關該等協議之詳情將刊載於本公司下一次刊發之年報及帳目內。

簽訂該等協議之日期

二零零一年十一月二十三日

訂約方

1. 有關位於香港鰂魚涌康安街十四至十六號康怡花園N座六樓六一一室之物業(「**單位甲**」)

   買方： 慧珠，本公司之全資附屬公司

   賣方： OGSI

2. 有關位於香港柴灣盛泰道一零零號杏花村第二座八樓六室之物業(「**單位乙**」)

   買方： 輝中，本公司之全資附屬公司

   賣方： OGSI

該等協議之詳情

根據該等協議，OGSI同意出售且慧珠及輝中亦分別同意購入單位甲及單位乙。單位甲及單位乙之代價分別為2,000,000港元及1,900,000港元(「**代價**」)，其完全相等如由本集團之獨立專業估值師捷利行測量師有限公司就單位甲及單位乙之代價於二零零一年十一月二十日簽發之估值報告內所確認之公平市場價值。代價將於該等協議完成之日以現金悉數支付予OGSI。

根據該等協議之條款，該等協議之完成日期為二零零一年十一月二十三日。

該等物業之詳情

單位甲及單位乙之樓面面積分別為582平方呎及556平方呎。

OGSI將於該等協議完成之日將已空置之該等物業交予慧珠及輝中。

資金來源

代價將由本集團之內部資源撥付。

簽訂該等協議之原因

本集團主要從事物業發展及投資業務。董事計劃長期持有該等物業作投資用途及將其出租。鑒於該等物業能為本集團提供穩定的租金收入，故此，在現金流量方面，簽訂該等協議對本集團是有利。

該等協議之條款及代價乃經訂約方公平磋商後達成。本公司之董事(包括獨立非執行董事)認為該等協議之條款對本公司及其股東而言，實屬公平合理。

訂約方之關係

CNMG(HK)擁有本公司現有已發行股本約53.87%之權益。OGSI是CNMG(HK)之同系附屬公司，所以亦為CNMG(HK)之聯繫人士(定義見上市規則)。故此，OGSI是本公司之關連人士。

關連交易

根據上市規則第14.25(1)條，進行該等協議項下之交易構成本公司之關連交易。代價少於本公司公佈之截至二零零一年六月三十日止帳目內本公司綜合有形資產帳面淨值之3%。根據上市規則，有關該等協議之詳情將刊載於本公司下一次刊發之年報及帳目內。

承董事會命
董事總經理
王幸東

香港，二零零一年十一月二十三日



ONFEM HOLDINGS LIMITED
(東方有色集團有限公司)

(於百慕達註冊成立之有限公司)

關連交易

摘要

東方有色集團有限公司(「**本公司**」連同其附屬公司統稱「**本集團**」)之董事會宣佈，Oriental Goldbeam Shipping Inc.(「**OGSI**」)分別與慧珠發展有限公司(「**慧珠**」)及輝中有限公司(「**輝中**」)(其均為本公司之全資附屬公司)於二零零一年十一月二十三日簽訂兩項買賣協議(「**該等協議**」)，內容乃有關買賣兩個位於香港之住宅物業(個別簡稱(「**物業**」)及統稱「**該等物業**」)。

中國有色金屬(香港)集團有限公司(「**CNMG(HK)**」)擁有本公司現有已發行股本約53.87%之權益。OGSI是CNMG(HK)之同系附屬公司，所以亦為CNMG(HK)之聯繫人士(定義見香港聯合交易所有限公司證券上市規則(「**上市規則**」))。故此，OGSI是本公司之關連人士。根據上市規則第14.25(1)條，進行該等協議項下之交易構成本公司之關連交易。代價(定義見下文)少於本公司公佈之截至二零零一年六月三十日止帳目內本公司綜合有形資產帳面淨值之3%。根據上市規則，有關該等協議之詳情將刊載於本公司下一次刊發之年報及帳目內。

簽訂該等協議之日期

二零零一年十一月二十三日

訂約方

1. 有關位於香港鰂魚涌康安街十四至十六號康怡花園N座六樓六一一室之物業(「**單位甲**」)

   買方： 慧珠，本公司之全資附屬公司

   賣方： OGSI

2. 有關位於香港柴灣盛泰道一零零號杏花村第二座八樓六室之物業(「**單位乙**」)

   買方： 輝中，本公司之全資附屬公司

   賣方： OGSI

該等協議之詳情

根據該等協議，OGSI同意出售且慧珠及輝中亦分別同意購入單位甲及單位乙。單位甲及單位乙之代價分別為2,000,000港元及1,900,000港元(「**代價**」)，其完全相等如由本集團之獨立專業估值師捷利行測量師有限公司就單位甲及單位乙之代價於二零零一年十一月二十日簽發之估值報告內所確認之公平市場價值。代價將於該等協議完成之日以現金悉數支付予OGSI。

根據該等協議之條款，該等協議之完成日期為二零零一年十一月二十三日。

該等物業之詳情

單位甲及單位乙之樓面面積分別為582平方呎及556平方呎。

OGSI將於該等協議完成之日將已空置之該等物業交予慧珠及輝中。

資金來源

代價將由本集團之內部資源撥付。

簽訂該等協議之原因

本集團主要從事物業發展及投資業務。董事計劃長期持有該等物業作投資用途及將其出租。鑒於該等物業能為本集團提供穩定的租金收入，故此，在現金流量方面，簽訂該等協議對本集團是有利。

該等協議之條款及代價乃經訂約方公平磋商後達成。本公司之董事(包括獨立非執行董事)認為該等協議之條款對本公司及其股東而言，實屬公平合理。

訂約方之關係

CNMG(HK)擁有本公司現有已發行股本約53.87%之權益。OGSI是CNMG(HK)之同系附屬公司，所以亦為CNMG(HK)之聯繫人士(定義見上市規則)。故此，OGSI是本公司之關連人士。

關連交易

根據上市規則第14.25(1)條，進行該等協議項下之交易構成本公司之關連交易。代價少於本公司公佈之截至二零零一年六月三十日止帳目內本公司綜合有形資產帳面淨值之3%。根據上市規則，有關該等協議之詳情將刊載於本公司下一次刊發之年報及帳目內。

承董事會命
董事總經理
王新東

香港，二零零一年十一月二十三日